UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
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SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 9)*

Exide Technologies

(Name of Issuer)

Common Stock

(Title of Class of Securities)

302051206

(CUSIP Number)

Jeffrey L. Gendell

55 Railroad Avenue

Greenwich, Connecticut 06830

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 5, 2010

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 302051206

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Tontine Capital Partners, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 2,321,428

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 2,321,428

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,321,428

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 3.1%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 302051206

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Tontine Capital Management, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 208,446

	8.	Shared Voting Power 2,567,920

	9.	Sole Dispositive Power 208,446

	10.	Shared Dispositive Power 2,567,920

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,776,366

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 3.7%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 302051206

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Tontine Capital Overseas Master Fund, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 439,464

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 439,464

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 439,464

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.6%

14.	Type of Reporting Person (See Instructions) IA, PN

CUSIP No. 302051206

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Tontine Capital Overseas GP, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 5,295

	8.	Shared Voting Power 439,464

	9.	Sole Dispositive Power 5,295

	10.	Shared Dispositive Power 439,464

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 444,759

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.6%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 302051206

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Tontine Partners, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 1,682,042

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 1,682,042

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,682,042

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 2.2%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 302051206

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Tontine Management, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 373,309

	8.	Shared Voting Power 1,704,148

	9.	Sole Dispositive Power 373,309

	10.	Shared Dispositive Power 1,704,148

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,077,457

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 2.7%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 302051206

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Tontine Overseas Associates, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 586,433

	8.	Shared Voting Power 588,774

	9.	Sole Dispositive Power 586,433

	10.	Shared Dispositive Power 588,774

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,175,207

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 1.6%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 302051206

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Tontine 25 Overseas Master Fund, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 246,492

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 246,492

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 246,492

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.3%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 302051206

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Tontine Capital Overseas Master Fund II, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 8,219,334

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 8,219,334

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 8,219,334

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 10.9%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 302051206

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Tontine Asset Associates, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 8,219,334

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 8,219,334

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 8,219,334

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 10.9%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 302051206

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Tontine Power Partners, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 22,106

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 22,106

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 22,106

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.03%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 302051206

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Tontine Associates, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 311,362

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 311,362

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 311,362

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.4%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 302051206

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Jeffrey L. Gendell

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 15,004,486

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 15,004,486

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,004,486

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 19.9%

14.	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer

This Amendment No. 9 to Schedule 13D is being filed by the Reporting Persons to amend the Schedule 13D originally filed on June 29, 2006 (the “Original 13D”), as amended on September 20, 2006, August 30, 2007, October 9, 2007, November 10, 2008, October 23, 2009, February 3, 2010, March 10, 2010 and March 25, 2010 (the Original 13D, together with the amendments, the “Schedule 13D”) and relating to the common stock, par value $0.01 per share (the “Common Stock”), of Exide Technologies (the “Company”).  The Company’s principal executive offices are located at 13000 Deerfield Parkway, Building 200 Alpharetta, Georgia 30004.

Item 2.	Identity and Background

(a)   This statement is filed by:

(i) Tontine Capital Partners, L.P., a Delaware limited partnership (“TCP”), with respect to the shares of Common Stock directly owned by it;

(ii) Tontine Capital Management, L.L.C., a Delaware limited liability company (“TCM”), with respect to the shares of Common Stock directly owned by it, TCP and T25 (as defined below);

(iii) Tontine Capital Overseas Master Fund, L.P. a Cayman Islands limited partnership (“TMF”) with respect to shares of Common Stock directly owned by it;

(iv)  Tontine Capital Overseas GP, L.L.C., a Delaware limited liability company (“TCO”), with respect to shares of Common Stock owned by it and TMF;

(v) Tontine Partners, L.P., a Delaware limited partnership (“TP”), with respect to the shares of Common Stock directly owned by it;

(vi) Tontine Management, L.L.C., a Delaware limited liability company (“TM”), with respect to the shares of Common Stock directly owned by it, TP and TPP;

(vii) Tontine Overseas Associates, L.L.C., a Delaware limited liability company (“TOA”), with respect to the shares of Common Stock directly owned by Tontine Overseas Fund, Ltd., a Cayman Islands exempted company (“TOF”), and certain separately managed accounts, with respect to the shares of Common Stock directly owned by it, TOF and the separately managed accounts;

(viii) Tontine 25 Overseas Master Fund, L.P., a Cayman Islands limited partnership (“T25”), with respect to the shares of Common Stock directly owned by it;

(ix) Tontine Capital Overseas Master Fund II, L.P. a Cayman Islands limited partnership (“TCP 2”) with respect to shares of Common Stock directly owned by it;

(x)  Tontine Asset Associates, L.L.C., a Delaware limited liability company (“TAA”), with respect to the shares of Common Stock directly owned by TCP 2; and

(xi)  Tontine Power Partners, L.P., a Delaware limited partnership (“TPP”), with respect to the shares of Common Stock directly owned by it;

(xii) Tontine Associates, L.L.C., a Delaware limited liability company (“TA”), with respect to the shares of Common Stock directly owned by it; and

(xiii) Jeffrey L. Gendell (“Mr. Gendell”) with respect to the shares of Common Stock directly owned by each of TCP, TMF, TP, TOF, T25, TCP 2, TCM, TCO, TM, TOA, TPP and TA.

TCP, TCM, TMF, TCO, TP, TM, TOA, T25, TCP 2, TAA, TPP, TA and Mr. Gendell are hereinafter sometimes collectively referred to as the “Reporting Persons.”  Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

(b)   The address of the principal business and principal office of each of TCP, TCM, TMF, TCO, TP, TM, TOA, T25, TCP 2, TAA, TPP and TA is 55 Railroad Avenue, Greenwich, Connecticut 06830.  The business address of Mr. Gendell is 55 Railroad Avenue, Greenwich, Connecticut 06830.

(c)   The principal business of each of TMF, TCP, TP, T25, TCP 2 and TPP is serving as a private investment limited partnership.  The principal business of TCM is serving as the general partner of both TCP and T25.  The principal business of TCO is serving as the general partner of TMF.  The principal business of TM is serving as the general partner of TP.  The principal business of TOA is serving as the investment advisor of TOF.  The principal business of TAA is serving as the general partner of TCP 2.  The principal business of TA is to serve as the investment manager of TP, TPP and certain additional related investment funds.  Mr. Gendell serves as the managing member of TCM, TCO, TM, TOA, TA and TAA.

(d)   None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)   None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f)    Each of TCP, TP and TPP is a limited partnership organized under the laws of the State of Delaware.  Each of TCO, TCM, TM, TOA, TAA and TA is a limited liability company organized under the laws of the State of Delaware.  Each of TMF, T25 and TCP 2 is a limited partnership organized under the laws of the Cayman Islands.  Mr. Gendell is a United States citizen.

Item 3.	Source and Amount of Funds or Other Consideration

Except as set forth in Item 4, shares of Common Stock owned by the Reporting Persons were purchased with working capital and on margin.  The Reporting Persons’ margin transactions are with UBS Securities LLC, on such firm’s usual terms and conditions.  All or part of the shares of Common Stock directly owned by the Reporting Persons may from time to time be pledged with one or more banking institutions or brokerage firms as collateral for loans made by such bank(s) or brokerage firm(s) to the Reporting Persons.  Such loans bear interest at a rate based upon the broker’s call rate from time to time in effect.  Such indebtedness may be refinanced with other banks or broker dealers.

Item 4.	Purpose of Transaction

After giving effect to the Distributions (as defined below) and the other transactions described herein, TCP, TMF, TP, TOF, T25, TCM, TCO, TM, TOA, TPP, TA and TCP 2 will collectively own, in the aggregate, Common Stock representing 19.9% of the outstanding Common Stock of the Company on the date hereof.  On May 17, 2010, TCP, TMF, TP, TOF and T25 (the “Distributing Funds”) notified investors holding ownership interests in the Distributing Funds that the Distributing Funds have elected to redeem a portion of the ownership interests in the Distributing Funds held by those investors and that the Distributing Funds will distribute shares of Common Stock (the “Distributions”) to the investors in settlement of the redemption.  In connection with the Distributions, the Distributing Funds are distributing to investors a portion of the Common Stock owned by each of the Distributing Funds.  As part of the Distributions, the Distributing Funds are distributing an aggregate of 5,183,112 shares of Common Stock to investors that are not directly or indirectly controlled by Mr. Gendell (“Non-Tontine Parties”) as follows:  TCP is distributing 2,073,599 shares of Common Stock to Non-Tontine Parties, TMF is distributing 1,053,761 shares of Common Stock to Non-Tontine Parties, TP is distributing 958,491 shares of Common Stock to Non-Tontine Parties, TOF is distributing 631,484 shares of Common Stock to Non-Tontine Parties and T25 is distributing 465,777 shares of Common Stock to Non-Tontine Parties.  The remainder of the Common Stock being distributed by the Distributing Funds is being distributed to entities that are directly or indirectly controlled by Mr. Gendell as follows:  (i) TCP is distributing 207,079 shares of Common Stock to TCM, 180,497 shares of Common Stock to TA and 3,495,121 shares of Common Stock to TCP 2, (ii) TP is distributing 121,482 shares of Common Stock to TA, 373,309 shares of Common Stock to TM, 22,106 shares of Common Stock to TPP and 2,840,378 shares of Common Stock to TCP 2, (iii) TMF is distributing 5,295 shares of Common Stock to TCO and 68,518 shares of Common Stock to TCP 2,  (iv) TOF is distributing 586,433 shares of Common Stock to TOA and (v) T25 is distributing 1,367 shares of Common Stock to TCM, 9,383 shares of Common Stock to TA and 155,920 shares of Common Stock to TCP 2.  The Distributions are being effected under the Registration Statement (as defined below).  After the Distributions are completed, the Reporting Persons do not currently expect to distribute any additional shares of Common Stock to their investors.

On April 30, 2010, TMF distributed 193,995 shares of Common Stock to TCP 2 and T25 distributed 37,047 shares of Common Stock to TCP 2, and on May 5, 2010, TOF distributed 164,525 shares of Common Stock to TCP 2, resulting in the acquisition by TCP 2 of a total of 395,567 shares of Common Stock (the “Transferred Shares”). The Transferred Shares were distributed to TCP 2 as a result of the redemption by TCP 2 of ownership interests in TMF, TOF and T25. The distribution of the Transferred Shares to TCP 2 did not change the aggregate Common Stock ownership of the Reporting Persons and has not changed the Reporting Persons’ purposes in holding shares of Common Stock as described in this Schedule 13D.

From April 29, 2010 through May 3, 2010, certain of the Reporting Persons sold an aggregate of 550,801 shares of

Common Stock in open market broker transactions as follows:  On April 29, 2010, TCP sold 177,386 shares of Common Stock, TMF sold 33,580 shares of Common Stock, TP sold 128,529 shares of Common Stock, TOF sold 36,271 shares of Common Stock and T25 sold 18,835 shares of Common Stock.  All sales on April 29, 2010 occurred at a price of $6.26 per share.  On April 30, 2010, TCP sold 40,042 shares of Common Stock, TMF sold 7,580 shares of Common Stock, TP sold 29,014 shares of Common Stock, TOF sold 8,188 shares of Common Stock and T25 sold 4,252 shares of Common Stock.  All sales on April 30, 2010 occurred at a price of $6.09 per share.  On May 3, 2010, TCP sold 30,174 shares of Common Stock, TMF sold 5,712 shares of Common Stock, TP sold 21,864 shares of Common Stock, TOF sold 6,170 shares of Common Stock and T25 sold 3,204 shares of Common Stock.  All sales on May 3, 2010 occurred at a price of $6.06 per share.

The Reporting Persons acquired the shares of Common Stock for investment purposes and in the ordinary course of business.  All of the Reporting Persons may dispose of securities of the Company at any time and from time to time in the open market, through dispositions in kind to parties holding an ownership interest in TCP, TMF, TP, TOF, T25, TCM, TCO, TM, TOA, TPP, TA and/or TCP 2, or otherwise.  In addition, TCP 2 may obtain securities of the Company through open market purchases, transfers from other Reporting Persons or otherwise.

One of the members of the Board of Directors of the Company is an employee of Tontine Associates, LLC, an affiliate of the Reporting Persons.  The disposition of the Reporting Persons’ holdings in the Company may result in changes to the size and/or composition of the Company’s Board of Directors.

Although the forgoing represents the range of activities presently contemplated by the Reporting Persons with respect to the Company, it should be noted that the possible activities of the Reporting Persons are subject to change at any time.  Accordingly, the Reporting Persons reserve the right to change their plans or intentions and to take any and all actions that they may deem to be in their best interests.

Except as set forth in the Schedule 13D, the Reporting Persons do not have any current intention, plan or proposal with respect to: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company’s business or corporate structure; (g) changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange, if any, or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act, or (j) any action similar to any of those enumerated in items (a) through (i) above.

Item 5.	Interest in Securities of the Issuer

The following disclosure of share ownership by the Reporting Persons is as of the date of this Amendment No. 9 to Schedule 13D.

A.    Tontine Capital Partners, L.P.

(a)  Aggregate number of shares beneficially owned:  2,321,428.   Percentage: 3.1%.  The percentages used herein and in the rest of Item 5 are calculated based upon 75,586,417 shares of Common Stock of the Company issued and outstanding as of January 29, 2010, as disclosed in the Company’s Quarterly Report on Form 10-Q filed with the SEC on February 3, 2010.

(b)   1. Sole power to vote or direct vote: -0-

2. Shared power to vote or direct vote:  2,321,428

3. Sole power to dispose or direct the disposition: -0-

4. Shared power to dispose or direct the disposition:  2,321,428

(c)   On April 29, 2010, TCP sold 177,386 shares of Common Stock at a price of $6.26 per share.  On April 30, 2010, TCP sold 40,042 shares of Common Stock at a price of $6.09 per share.  On May 3, 2010, TCP sold 30,174 shares of Common Stock at a price of $6.06 per share.  On May 17, 2010, TCP notified its investors that it will distribute 2,073,599 shares of Common Stock to its investors who are Non-Tontine Parties, and distribute 207,079 shares of Common Stock to TCM, 180,497 shares of Common Stock to TA and 3,495,121 shares of Common Stock to TCP 2.

(d)   TCM, the general partner of TCP, has the power to direct the affairs of TCP, including decisions respecting the receipt of dividends from, and the disposition of the proceeds from the sale of, the shares.  Mr. Gendell is the Managing Member of TCM and in that capacity directs its operations.

(e)   Not applicable.

B.    Tontine Capital Management, L.L.C.

(a)   Aggregate number of shares beneficially owned:  2,776,366.   Percentage:  3.7%.

(b)   1. Sole power to vote or direct vote:  208,446

2. Shared power to vote or direct vote:  2,567,920

3. Sole power to dispose or direct the disposition: 208,446

4. Shared power to dispose or direct the disposition:  2,567,920

(c)   On April 29, 2010, TCP sold 177,386 shares of Common Stock and T25 sold 18,835 shares of Common Stock at a price of $6.26 per share.  On April 30, 2010, T25 distributed 37,047 shares of Common Stock to TCP 2.   On April 30, 2010, TCP sold 40,042 shares of Common Stock and T25 sold 4,252 shares of Common Stock at a price of $6.09 per share.  On May 3, 2010, TCP sold 30,174 shares of Common Stock and T25 sold 3,204 shares of Common Stock at a price of $6.06 per share.  On May 17, 2010, TCP notified its investors that it will distribute 2,073,599 shares of Common Stock to its investors who are Non-Tontine Parties, and distribute 207,079 shares of Common Stock to TCM, 180,497 shares of Common Stock to TA and 3,495,121 shares of Common Stock to TCP 2.  On May 17, 2010, T25 notified its investors that it will distribute 465,777 shares of Common Stock to its investors who are Non-Tontine Parties, and distribute 1,367 shares of Common Stock to TCM, 9,383 shares of Common Stock to TA and 155,920 shares of Common Stock to TCP 2.

(d)   Not applicable.

(e)   Not applicable.

C.    Tontine Capital Overseas Master Fund, L.P.

(a)   Aggregate number of shares beneficially owned: 439,464.  Percentage: 0.6%.

(b)   1. Sole power to vote or direct vote: -0-

2. Shared power to vote or direct vote:  439,464

3. Sole power to dispose or direct the disposition: -0-

4. Shared power to dispose or direct the disposition:  439,464

(c)   On April 29, 2010, TMF sold 33,580 shares of Common Stock at a price of $6.26 per share.  On April 30, 2010, TMF distributed 193,995 shares of Common Stock to TCP 2.  On April 30, 2010, TMF sold 7,580 shares of Common Stock at a price of $6.09 per share.  On May 3, 2010, TMF sold 5,712 shares of Common Stock at a price of $6.06 per share.  On May 17, 2010, TMF notified its investors that it will distribute 1,053,761 shares of Common Stock to its investors who are Non-Tontine Parties, and distribute 5,295 shares of Common Stock to TCO and 68,518 shares of Common Stock to TCP 2.

(d)   TCO the general partner of TMF, has the power to direct the affairs of TMF, including decisions respecting the receipt of dividends from, and the disposition of the proceeds from the sale of, the shares.  Mr. Gendell is the Managing Member of TCO and in that capacity directs its operations.

(e)   Not applicable.

D.    Tontine Capital Overseas GP, L.L.C.

(a)   Aggregate number of shares beneficially owned: 444,759.  Percentage: 0.6%.

(b)   1. Sole power to vote or direct vote: 5,295

2. Shared power to vote or direct vote:  439,464

3. Sole power to dispose or direct the disposition: 5,295

4. Shared power to dispose or direct the disposition:  439,464

(c)   On April 29, 2010, TMF sold 33,580 shares of Common Stock at a price of $6.26 per share.  On April 30, 2010, TMF distributed 193,995 shares of Common Stock to TCP 2.  On April 30, 2010, TMF sold 7,580 shares of Common Stock at a price of $6.09 per share.  On May 3, 2010, TMF sold 5,712 shares of Common Stock at a price of $6.06 per share.  On May 17, 2010, TMF notified its investors that it will distribute 1,053,761 shares of Common Stock to its investors who are Non-Tontine Parties, and distribute 5,295 shares of Common Stock to TCO and 68,518 shares of Common Stock to TCP 2.

(d)   Not applicable.

(e)   Not applicable.

E.     Tontine Partners, L.P.

(a)   Aggregate number of shares beneficially owned: 1,682,042.  Percentage: 2.2%.

(b)   1. Sole power to vote or direct vote: -0-

2. Shared power to vote or direct vote:  1,682,042

3. Sole power to dispose or direct the disposition: -0-

4. Shared power to dispose or direct the disposition:  1,682,042

(c)   On April 29, 2010, TP sold 128,529 shares of Common Stock at a price of $6.26 per share.  On April 30, 2010, TP sold 29,014 shares of Common Stock at a price of $6.09 per share.  On May 3, 2010, TP sold 21,864 shares of Common Stock at a price of $6.06 per share.  On May 17, 2010, TP notified its investors that it will distribute 958,491 shares of Common Stock to its investors who are Non-Tontine Parties, and distribute 121,482 shares of Common Stock to TA, 373,309 shares of Common Stock to TM, 22,106 shares of Common Stock to TPP and 2,840,378 shares of Common Stock to TCP 2.

(d)   TM, the general partner of TP, has the power to direct the affairs of TP, including decisions respecting the receipt of dividends from, and the disposition of the proceeds from the sale of, the shares.  Mr. Gendell is the Managing Member of TM and in that capacity directs its operations.

(e)   Not applicable.

F.     Tontine Management, L.L.C.

(a)   Aggregate number of shares beneficially owned: 2,077,457.  Percentage: 2.7%.

(b)   1. Sole power to vote or direct vote: 373,309

2. Shared power to vote or direct vote:  1,704,148

3. Sole power to dispose or direct the disposition: 373,309

4. Shared power to dispose or direct the disposition:  1,704,148

(c)   On April 29, 2010, TP sold 128,529 shares of Common Stock at a price of $6.26 per share.  On April 30, 2010, TP sold 29,014 shares of Common Stock at a price of $6.09 per share.  On May 3, 2010, TP sold 21,864 shares of Common Stock at a price of $6.06 per share.  On May 17, 2010, TP notified its investors that it will distribute 958,491 shares of Common Stock to its investors who are Non-Tontine Parties, and distribute 121,482 shares of Common Stock to TA, 373,309 shares of Common Stock to TM, 22,106 shares of Common Stock to TPP and 2,840,378 shares of Common Stock to TCP 2.

(d)   Not applicable.

(e)   Not applicable.

G.    Tontine Overseas Associates, L.L.C.

(a)   Aggregate number of shares beneficially owned: 1,175,207.  Percentage: 1.6%.

(b)   1. Sole power to vote or direct vote: 586,443

2. Shared power to vote or direct vote: 588,774

3. Sole power to dispose or direct the disposition: 586,443

4. Shared power to dispose or direct the disposition:  588,774

(c)   On April 29, 2010, TOF sold 36,271 shares of Common Stock at a price of $6.26 per share.  On April 30, 2010, TOF sold 8,188 shares of Common Stock at a price of $6.09 per share.  On May 3, 2010, TOF sold 6,170 shares of Common Stock at a price of $6.06 per share.  On May 5, 2010, TOF distributed 164,525 shares of Common Stock to TCP 2.  On May 17, 2010, TOF notified its investors that it will distribute 631,484 shares of Common Stock to its investors who are Non-Tontine Parties, and distribute 586,433 shares of Common Stock to TOA.

(d)   Each of the clients of TOA has the power to direct the receipt of dividends from or the proceeds of the sale of the shares of the Company.  Mr. Gendell is the Managing Member of TOA and in that capacity directs its operations.

(e)   Not applicable.

H.    Tontine 25 Overseas Master Fund, L.P.

(a)   Aggregate number of shares beneficially owned: 246,492.   Percentage: 0.3%.

(b)   1. Sole power to vote or direct vote: -0-

2. Shared power to vote or direct vote:  246,492

3. Sole power to dispose or direct the disposition: -0-

4. Shared power to dispose or direct the disposition:  246,492

(c)   On April 29, 2010, T25 sold 18,835 shares of Common Stock at a price of $6.26 per share. On April 30, 2010, T25 distributed 37,047 shares of Common Stock to TCP 2.  On April 30, 2010, T25 sold 4,252 shares of Common Stock at a price of $6.09 per share.  On May 3, 2010, T25 sold 3,204 shares of Common Stock at a price of $6.06 per share.  On May 17, 2010, T25 notified its investors that it will distribute 465,777 shares of Common Stock to its investors who are Non-Tontine Parties, and distribute 1,367 shares of Common Stock to TCM, 9,383 shares of Common Stock to TA and 155,920 shares of Common Stock to TCP 2.

(d)   TCM, the general partner of T25, has the power to direct the affairs of T25, including decisions respecting the receipt of dividends from, and the disposition of the proceeds from the sale of, the shares.  Mr. Gendell is the Managing Member of TCM and in that capacity directs its operations.

(e)   Not applicable.

I.      Tontine Capital Overseas Master Fund II, L.P.

(a)   Aggregate number of shares beneficially owned: 8,219,334.  Percentage: 10.9%.

(b)   1. Sole power to vote or direct vote:  -0-

2. Shared power to vote or direct vote:   8,219,334

3. Sole power to dispose or direct the disposition: -0-

4. Shared power to dispose or direct the disposition:  8,219,334

(c)   On April 30, 2010, TMF distributed 193,995 shares of Common Stock to TCP 2 and T25 distributed 37,047 shares of Common Stock to TCP 2.  On May 5, 2010, TOF distributed 164,525 shares of Common Stock to TCP 2.  On May 17, 2010, investors were notified that TCP would distribute 3,495,121 shares of Common Stock to TCP 2, TP would distribute 2,840,378 shares of Common Stock to TCP 2, TMF would distribute 68,518 shares of Common Stock to TCP 2 and T25 would distribute 155,920 shares of Common Stock to TCP 2.

(d)   TAA, the general partner of TCP 2, has the power to direct the affairs of TCP 2, including decisions respecting the receipt of dividends from, and the disposition of the proceeds from the sale of, the shares.  Mr. Gendell is the Managing Member of TAA and in that capacity directs its operations.

(e)   Not applicable.

J.      Tontine Asset Associates, L.L.C.

(a)   Aggregate number of shares beneficially owned:  8,219,334.   Percentage:  10.9%.

(b)   1. Sole power to vote or direct vote:  -0-

2. Shared power to vote or direct vote:  8,219,334

3. Sole power to dispose or direct the disposition: -0-

4. Shared power to dispose or direct the disposition:  8,219,334

(c)   TAA has not engaged in any transactions in Common Stock since the filing of Amendment No. 8 to this Schedule 13D on March 25, 2010.  On April 30, 2010, TMF distributed 193,995 shares of Common Stock to TCP 2 and T25 distributed 37,047 shares of Common Stock to TCP 2.  On May 5, 2010, TOF distributed 164,525 shares of Common Stock to TCP 2.  On May 17, 2010, investors were notified that TCP would distribute 3,495,121 shares of Common Stock to TCP 2, TP would distribute 2,840,378 shares of Common Stock to TCP 2, TMF would distribute 68,518 shares of Common Stock to TCP 2 and T25 would distribute 155,920 shares of Common Stock to TCP 2.

(d)   Not applicable.

(e)   Not applicable.

K.    Tontine Power Partners, L.P.

(a)   Aggregate number of shares beneficially owned: 22,106.  Percentage: 0.03%.

(b)   1. Sole power to vote or direct vote:  -0-

2. Shared power to vote or direct vote:   22,106

3. Sole power to dispose or direct the disposition: -0-

4. Shared power to dispose or direct the disposition: 22,106

(c)   On May 17, 2010, investors were notified that TP would distribute 22,106 shares of Common Stock to TPP.

(d)   TM, the general partner of TPP, has the power to direct the affairs of TPP, including decisions respecting the receipt of dividends from, and the disposition of the proceeds from the sale of, the shares.  Mr. Gendell is the Managing Member of TM and in that capacity directs its operations.

(e)   Not applicable.

L.     Tontine Associates, L.L.C.

(a)   Aggregate number of shares beneficially owned:  311,362.   Percentage:  0.4%.

(b)   1. Sole power to vote or direct vote:  311,362

2. Shared power to vote or direct vote:  -0-

3. Sole power to dispose or direct the disposition:  311,362

4. Shared power to dispose or direct the disposition:  -0-

(c)   On May 17, 2010, investors were notified that TCP would distribute 180,497 shares of Common Stock to TA, TP would distribute 121,482 shares of Common Stock to TA and T25 would distribute 9,383 shares of Common Stock to TA.

(d)   Mr. Gendell is the Managing Member of TA and in that capacity directs its operations.

(e)   Not applicable.

M.   Jeffrey L. Gendell

(a)   Aggregate number of shares beneficially owned: 15,004,486.  Percentage: 19.9%.

(b)   1. Sole power to vote or direct vote:  -0-

2. Shared power to vote or direct vote:  15,004,486

3. Sole power to dispose or direct the disposition:  -0-

4. Shared power to dispose or direct the disposition:  15,004,486

(c)   Mr. Gendell has not engaged in any transactions in Common Stock since the filing of Amendment No. 8 to this Schedule 13D on March 25, 2010.  On April 29, 2010, TCP sold 177,386 shares of Common Stock, TMF sold 33,580 shares of Common Stock, TP sold 128,529 shares of Common Stock, TOF sold 36,271 shares of Common Stock and T25 sold 18,835 shares of Common Stock.  All sales on April 29, 2010 occurred at a price of $6.26 per share.  On April 30, 2010, TMF distributed 193,995 shares of Common Stock to TCP 2 and T25 distributed 37,047 shares of Common Stock to TCP 2.  On April 30, 2010, TCP sold 40,042 shares of Common Stock, TMF sold 7,580 shares of Common Stock, TP sold 29,014 shares of Common Stock, TOF sold 8,188 shares of Common Stock and T25 sold 4,252 shares of Common Stock.  All sales on April 30, 2010 occurred at a price of $6.09 per share.  On May 3, 2010, TCP sold 30,174 shares of Common Stock, TMF sold 5,712 shares of Common Stock, TP sold 21,864 shares of Common Stock, TOF sold 6,170 shares of Common Stock and T25 sold 3,204 shares of Common Stock.  All sales on May 3, 2010 occurred at a price of $6.06 per share.  On May 5, 2010, TOF distributed 164,525 shares of Common Stock to TCP 2.  On May 17, 2010, TCP notified its investors that it will distribute 2,073,599 shares of Common Stock to its investors who are Non-Tontine Parties, and distribute 207,079 shares of Common Stock to TCM, 180,497 shares of Common Stock to TA and 3,495,121 shares of Common Stock to TCP 2.  On May 17, 2010, TMF notified its investors that it will distribute 1,053,761 shares of Common Stock to its investors who are Non-Tontine Parties, and distribute 5,295 shares of Common Stock to TCO and 68,518 shares of Common Stock to TCP 2.  On May 17, 2010, TP notified its investors that it will distribute 958,491 shares of Common Stock to its investors who are Non-Tontine Parties, and distribute 121,482 shares of Common Stock to TA, 373,309 shares of Common Stock to TM, 22,106 shares of Common Stock to TPP and 2,840,378 shares of Common Stock to TCP 2.  On May 17, 2010, TOF notified its investors that it will distribute 631,484 shares of Common Stock to its investors who are Non-Tontine Parties, and distribute 586,433 shares of Common Stock to TOA.  On May 17, 2010, T25 notified its investors that it will distribute 465,777 shares of Common Stock to its investors who are Non-Tontine Parties, and distribute 1,367 shares of Common Stock to TCM, 9,383 shares of Common Stock to TA and 155,920 shares of Common Stock to TCP 2.

(d)   Not applicable.

(e)   Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Pursuant to a Registration Rights Agreement, dated as of September 18, 2006, by and among the between the Company,

TCP, TP, TOA, TMF, Arklow Capital, LLC and Legg Mason Investment Trust, Inc. (the “Registration Rights Agreement”), on November 8, 2007, the Company filed a registration statement on Form S-3 registering the resale of 23,070,233 shares of Common Stock held by the Reporting Persons (the “Registration Statement”).  The Registration Statement was declared effective on November 19, 2007.  Pursuant to the Registration Rights Agreement, the Company has agreed to maintain the effectiveness of the Registration Statement until the Reporting Persons no longer hold any Registrable Securities.  In addition, under the Registration Rights Agreement, the Reporting Persons have certain demand and piggyback registration rights.

The foregoing summary of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to Exhibit 1, which is incorporated by reference herein.

Except as described in the Schedule 13D, the Reporting Persons do not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Company, including but not limited to the transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits

1. Registration Rights Agreement dated September 18, 2006, between Exide Technologies, Tontine Capital Partners, L.P., Tontine Partners, L.P., Tontine Overseas Associates, L.L.C., Tontine Capital Overseas Master Fund, L.P., Arklow Capital, LLC and Legg Mason Investment Trust, Inc. (incorporated by reference to Exhibit 10.1 to the Company’s Report on Form 8-K dated September 19, 2006).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 17, 2010
Date
/s/ Jeffrey L. Gendell
Signature

Jeffrey L. Gendell, individually, as managing member of Tontine Capital Management, L.L.C., general partner of Tontine Capital Partners, L.P. and Tontine 25 Overseas Master Fund, L.P., as managing member of Tontine Capital Overseas GP, L.L.C., general partner of Tontine Capital Overseas Master Fund, L.P., as managing member of Tontine Management, L.L.C., general partner of Tontine Partners, L.P. and Tontine Power Partners, L.P., as managing member of Tontine Overseas Associates, L.L.C., investment advisor of Tontine Overseas Fund, Ltd. and certain separately managed accounts, as managing member of Tontine Asset Associates, L.L.C., the general partner of Tontine Capital Overseas Master Fund II, L.P., and as managing member of Tontine Associates, L.L.C.

Name/Title